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                                                                    EXHIBIT 99.3

                                                            Corporate Disclosure
                                                           [English Translation]
                                                                  March 25, 2005

                 RESOLUTION ON GRANTING THE STOCK OPTION RIGHTS
                    AT ANNUAL GENERAL MEETING OF SHAREHOLDERS


1.   DETAILS OF GRANTING THE STOCK OPTION RIGHTS

     - Resolution date : March 25, 2005

     - Granting date : March 25, 2005

     - Grantees : A total of 7 persons

     - Limits of the Company's granting the stock option rights : 69,320,277 share

     - Type and number of shares that were previously granted : 21,494,043 registered common shares

     - Type and number of shares to be delivered : A total of 610,000 registered common shares

     - Method of granting : issue of new shares, transfer of treasury stock or the compensation of difference


2.   CONDITIONS FOR EXERCISE

     - Exercise Period : from March 26, 2007 to March 25, 2012

     - Exercise price (KRW) : 5,000 for each registered common share

3.   OTHERS

     - Method of Granting
       : Method of granting shall be resolved by the Company among issue of new shares, transfer of treasury stock or the compensation of difference at the time of exercising the rights.

     - Adjustment of exercise price
       : In case of capital increase, stock dividend, conversion of reserve into capital, conversion of convertible bonds, capital increase through the exercise of preemptive rights, stock split or consolidation of shares, or the occurrence of merger, the exercise price shall be adjusted and details thereof shall be resolved


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       by the Board of Directors.

     - Exercise period
       : Grantees shall be vested with and entitled to exercise 25% of their respective stock option rights after serving for 2 years from the granting date, additional 35% after serving for 3 years from the granting date, and the remaining 40% after serving 4 years from the granting date.

     - The procedures for the exercise of a stock option right and the special treatment applicable to death, ordinary retirement, etc. shall be subject to the relevant Korean laws and regulations, and the company's internal regulations.

     - The Representative Director shall be authorized to finalize and execute stock option agreements in accordance with the above and the relevant Korean laws and regulations.

4.   DATE OF RELEVANT DISCLOSURE

     - February 25, 2005

5.   STOCK OPTION RIGHTS TO BE GRANTED IN DETAIL


                                                                  (Unit : share)

         Grantee             Relations with the          Number of shares              Remarks
                                   company               to be delivered
                                                       Common      Preferred
                                                       shares        shares
-------------------------- ------------------------ ------------- ------------- -----------------------

PARK, CHONG HOON           Non-registered Officer        150,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

SHIN, KYU SHIK             Non-registered Officer        150,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

JUNG, HEE DON              Non-registered Officer        150,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

SHIM, JUNG HOON            Non-registered Officer         50,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

SOHN, YI HANG              Non-registered Officer         50,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

KIM, YEON HO               Non-registered Officer         30,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------

MYUNG, JAE WOOK            Non-registered Officer         30,000      -                  -
-------------------------- ------------------------ ------------- ------------- -----------------------